EXERGETIC ENERGY

Providing Energy Solutions of Tomorrow, Today

Via Edgar

July, 27 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Attn:	Douglas Brown
Laura Nicholson

Re: Exergetic Energy, Inc.
Registration Statement on Form S-1 (File No: 333-173706)
filed May 4, 2011

Dear Mr. Brown and Ms. Nicholson

 Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Exergetic Energy, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 173706), together with all exhibits thereto (the “Registration Statement”). In light of general market conditions, the Company’s shareholders have determined not to conduct the offering of securities contemplated in the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please provide a fax copy of the order granting withdrawal of the Registration Statement to the Company’s legal Kimberly L. Graus, P.A. at (866) 640-6858 .

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to call or email Kimberly L. Graus at (941) 747-5290 or kgraus@tampabay.rr.com.

Very truly yours,

By:	/s/ C. B. McCollum
C.B. McCollum Chief Executive Officer

440 Burroughs Street, Suite 386

Detroit, MI 48202

www.exergeticenergy.com